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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -----------------

                                  FORM 11-K

(MARK ONE)

[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)


                                      OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee Required)

         FOR THE PERIOD FROM JULY 1, 2000 (INCEPTION) TO DECEMBER 31, 2000


                      COMMISSION FILE NUMBER: 000-26873


                             DIGEX, INCORPORATED
            (Exact name of registrant as specified in its charter)



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Digex, Incorporated 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Digex, Incorporated
                               One Digex Plaza
                             Beltsville, MD 20705
                                (240) 264-2000



                             REQUIRED INFORMATION

Digex, Incorporated 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Required information includes financial statements and schedule for the Plan prepared in accordance with ERISA reporting requirements.

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                       DIGEX, INCORPORATED 401(K) PLAN

                    INDEX TO AUDITED FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULE

                                                                                    Page
                                                                                     No.
                                                                                    ----


Report of Independent Auditors..............................................        3


Audited Financial Statements:

    Statement of Net Assets Available for Benefits-
        December 31, 2000 ..................................................        4

    Statement of Changes in Net Assets Available for Benefits--
        For the Period July 1, 2000 (inception) to December 31, 2000........        5

    Notes to Financial Statements...........................................        6


Supplemental Schedule:

    Schedule H, Line 4i--Schedule of Assets (Held At End of Year)...........       11

Exhibits   .................................................................       13

Signatures .................................................................       14




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



                        Report of Independent Auditors



To the Plan Administrator of the
Digex, Incorporated 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of Digex, Incorporated 401(k) Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the period July 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and the changes in its net assets available for benefits for the period July 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP


McLean, Virginia
June 19, 2001


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                        DIGEX,INCORPORATED 401(K) PLAN

                Statement of Net Assets Available for Benefits

                              December 31, 2000



ASSETS
Investments ...................................................   $     5,141,953

Receivables:
    Employer contributions ....................................            61,757
    Participant contributions .................................           177,536
    Qualified rollovers .......................................             3,477
                                                                   ---------------
        Total receivables .....................................           242,770


                                                                   ---------------
Net assets available for benefits .............................   $     5,384,723
                                                                   ===============



               See accompanying notes to financial statements.



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




                       DIGEX, INCORPORATED 401(K) PLAN

          Statement of Changes in Net Assets Available for Benefits

         For the Period July 1, 2000 (inception) to December 31, 2000



ADDITIONS
---------
  Investment (loss) income:
    Net depreciation in fair value of investments ......................  $     (1,894,656)
    Interest and dividends..............................................           291,241

  Contributions:
    Participants .......................................................         1,810,013
    Employer ...........................................................           598,904
    Qualified rollovers ................................................           202,663
                                                                           ----------------
                                                                                 2,611,580

               Total additions .........................................         1,008,165

DEDUCTIONS
----------
  Benefits paid directly to participants ...............................           295,462
                                                                           ----------------


Net increase prior to plan transfer ....................................           712,703

Transfer from predecessor plan..........................................         4,672,020
                                                                           ----------------

Net increase ...........................................................         5,384,723
Net assets available for benefits at beginning of period ...............                --

                                                                           ----------------
Net assets available for benefits at end of period .....................  $      5,384,723
                                                                           ================




               See accompanying notes to financial statements.


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



                       DIGEX, INCORPORATED 401(K) PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 2000


1. DESCRIPTION OF THE PLAN

The Digex, Incorporated 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Digex, Incorporated (the "Company") which became effective on July 1, 2000. Prior to July 1, 2000 (inception), employees of the Company participated in the Intermedia 401(k) Profit Sharing Plan which is sponsored by Intermedia Communications Inc. ("Intermedia"), the majority stockholder of the Company. In July 2000, Intermedia transferred the investments of the Digex participants from the Intermedia 401(k) Profit Sharing Plan to the newly established Digex, Incorporated 401(k) Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


GENERAL

The Plan covers substantially all employees of Digex who have at least three months of service and are age 21 or older, except those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of pretax annual compensation up to certain amounts, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 7% of compensation that a participant contributes to the Plan.


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        DIGEX INCORPORATED 401(k) PLAN

                              December 31, 2000



1.  DESCRIPTION OF THE PLAN (CONTINUED)


VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.


INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of fifteen investment options. Participants may change their investment options daily.


PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, except in the case of a loan used to acquire a principal residence of the participant, in which case, the repayment period may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.


PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account, or choose from various forms of annuity payments. As of December 31, 2000, there were no participant-elected distributions that had not yet been paid.


PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


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

                        DIGEX INCORPORATED 401(k) PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                              December 31, 2000



1.  DESCRIPTION OF THE PLAN (CONTINUED)


PLAN ADMINISTRATION

Putnam Defined Contribution Plan Administration, a division of Putnam Fiduciary Trust Company, acts as the service administrator for Plan participant recordkeeping services. Putnam Fiduciary Trust Company (Trustee) has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Digex is the Plan sponsor.


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


INVESTMENT VALUATION AND INCOME RECOGNITION

All investments, other than the money market fund and loans receivable from participants, are stated at fair value which equals the quoted market price on the last business day of the Plan year. Investments in Digex and/or Intermedia common stock are valued at closing prices on the Nasdaq stock market. Investments in mutual funds and common/collective trusts are valued using daily net asset value calculations performed by the Trustee. The investment in the money market fund is carried at cost, which approximates market value. The loans receivable from participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


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

                        DIGEX INCORPORATED 401(k) PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                              December 31, 2000


3. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold as well as held during the period July 1, 2000 (inception) to December 31, 2000) depreciated in fair value as determined by quoted market prices as follows:

                                                                Net Depreciation
                                                                in Fair Value of
                                                                  Investments
                                                               ------------------
Mutual funds ...............................................  $      (1,270,537)
Common/ collective trust ...................................             (8,923)
Digex, Incorporated Class A Common Stock ...................           (462,206)
Intermedia Communications Inc. Common Stock ................           (152,990)

                                                               ------------------
                                                              $      (1,894,656)
                                                               ==================


Investments that represent 5% or more of the Plan's net assets at December 31, 2000 are as follows:



The Putnam Fund for Growth & Income ........................  $       606,679
Putnam Capital Appreciation Fund ...........................          408,151
Putnam Growth Opportunities Fund ...........................        1,031,339
Putnam New Opportunities Fund ..............................          679,798
Putnam International Growth Fund ...........................          356,125
Putnam International Voyager Fund ..........................          453,924
Digex, Incorporated Class A common stock ...................          336,189


4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


5. ADMINISTRATIVE EXPENSES

The Company pays for all administrative costs on behalf of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others. Fees for administrative services are based upon reasonable and customary rates.

                        DIGEX INCORPORATED 401(k) PLAN

                              December 31, 2000


6. SUBSEQUENT EVENTS

On June 19, 2001, the stockholders of Intermedia approved the proposal to adopt the Agreement and Plan of Merger by and among Intermedia, WorldCom, Inc., and a wholly-owned subsidiary of WorldCom, Inc. as amended by the First Amendment to Agreement and Plan of Merger and the Second Amendment to Agreement and Plan of Merger dated as of February 15, 2001 and as of May 14, 2001, respectively.

Pursuant to the agreement between WorldCom and Intermedia, each Plan participant holding Intermedia stock will receive one share of WorldCom group stock and 1/25 of a share of MCI group stock in exchange for each share of Intermedia common stock held at the completion of the Intermedia -- WorldCom merger. Contributions made after June 16, 2001 into the Intermedia common stock investment option are automatically invested in the Putnam Money Market Fund until the investment options are re-allocated by the participant. WorldCom and Intermedia expect to complete the merger on July 1, 2001.




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





                            SUPPLEMENTAL SCHEDULE










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


                       DIGEX, INCORPORATED 401(k) PLAN

                              E.I.N: 59-3582217
                                Plan No.: 001
                             Schedule H, Line 4i
                   Schedule of Assets (Held At End of Year)

                              December 31, 2000


                                                                (c) Description of Investment,
                                                               including Maturity Date, Rate of                       (e)
           (b) Identify of Issuer, Borrower, Lessor                 Interest, Collateral,              (d)          Current
                       or Similar Party                             Par or Maturity Value             Cost           Value
   ---------------------------------------------------------  -----------------------------------  ------------  ---------------

   Mutual Funds
   ------------
*  The Putnam Fund for Growth & Income ......................           31,064 shares               see Note    $       606,679
*  Putnam Equity Income Fund ................................           14,182 shares               see Note            218,262
*  Putnam Investors Fund ....................................            4,261 shares               see Note             65,443
*  Putnam Capital Appreciation Fund .........................           20,469 shares               see Note            408,151
*  Putnam Growth Opportunities Fund .........................           47,072 shares               see Note          1,031,339
*  Putnam New Opportunities Fund ............................           11,597 shares               see Note            679,798
*  Putnam Vista Fund ........................................           10,394 shares               see Note            135,329
*  Putnam OTC Emerging Growth Fund ..........................           12,088 shares               see Note            168,262
*  Putnam International Growth Fund .........................           14,412 shares               see Note            356,125
*  Putnam International Voyager Fund ........................           20,139 shares               see Note            453,924
*  Putnam Diversified Income Trust ..........................           12,037 shares               see Note            118,079

   Common/Collective Trust
   -----------------------
*  Putnam S&P 500 Index Fund ................................            5,110 shares               see Note            161,882

   Common Stocks
   -------------
*  Digex, Incorporated Class A ..............................           14,942 shares               see Note            336,189
   Intermedia Communications Inc. ...........................           16,619 shares               see Note            119,453

   Money Market Fund
   -----------------
*  Putnam Money Market Fund .................................          203,787 shares               see Note            203,787

   Loans Receivable from Participants
   ----------------------------------
*  Participant Loans ........................................     range of interest rates 9.25% to 10.50%                79,251

                                                                                                                 ---------------
        Total Investments ...................................                                                   $     5,141,953
                                                                                                                 ===============

    * Party-in-interest.

    Note: Cost information has not been included in column (d) because all investments are participant directed.


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




                                  EXHIBIT INDEX



Number                       Exhibit

23.1           Consent of Ernst & Young LLP, Independent Auditors.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2001


                                                DIGEX, INCORPORATED
                                                    401 (K) Plan
                                                   (Name of Plan)


                                                By: /s/  Howard Weizmann
                                                   ---------------------------
                                                Howard Weizmann
                                                Vice President, Human Resources



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